                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              __________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                                Trader.com N.V.
     --------------------------------------------------------------------
                               (Name of Issuer)


                   Class A Common Stock, par value 0.16 euro
     --------------------------------------------------------------------
                        (Title of Class of Securities)


                                   N87812108
     --------------------------------------------------------------------
                                (CUSIP Number)

     Michel Renault                      Copy to:
     General Counsel                     Laurence S. Markowitz, Esq.
     Compagnie Generale d'Industrie      Salans Hertzfeld Heilbronn
      et de Participations                Christy & Viener
     89 rue Taitbout                     620 Fifth Avenue
     75009 Paris, France                 New York, New York 10020
     331-42-85-30-00                     (212) 632-5500
     --------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                               March 31, 2000
     --------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box   [_]

                             (Page 1 of 10 Pages)


-----------------------------------------------------------------------------------------------------
     CUSIP No.  N87812108                      13D                      Page 2 of 10 Pages
                ---------
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Compagnie Generale d'Industrie et de Participations*
-----------------------------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [_]
                                                                                        (b) [_]
-----------------------------------------------------------------------------------------------------
     3  SEC USE ONLY

-----------------------------------------------------------------------------------------------------

     4  SOURCE OF FUNDS
                 Not applicable.
-----------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)
                                                                                        [_]
-----------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 France
-----------------------------------------------------------------------------------------------------

                                       7    SOLE VOTING POWER
                                                   -0-
          NUMBER OF          ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY                   8    SHARED VOTING POWER
          OWNED BY                                 12,294,184
            EACH             ------------------------------------------------------------------------
          REPORTING
         PERSON WITH                   9    SOLE DISPOSITIVE POWER
                                                   -0-
                             ------------------------------------------------------------------------

                                      10    SHARED DISPOSITIVE POWER
                                                   12,294,184
-----------------------------------------------------------------------------------------------------

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 12,294,184
-----------------------------------------------------------------------------------------------------

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                                        [_]
-----------------------------------------------------------------------------------------------------

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 13.5%**
-----------------------------------------------------------------------------------------------------

    14  TYPE OF REPORTING PERSON
                 HC, CO
-----------------------------------------------------------------------------------------------------

* Reporting person disclaims beneficial ownership of these shares. See Item 2 of this statement.

**   See Item 5 of this Statement.

                                  SCHEDULE 13D


Item 1 - Security and Issuer
----------------------------

     The class of equity securities to which this statement relates is the Class A common shares par value 0.16 euro per share of Trader.com N.V., a company incorporated in the Netherlands which has its principal offices at Parnasstoren, Locatellikade 1, 1076 AZ Amsterdam, The Netherlands.

     However, for the purpose of describing the shared Voting Power, the Class B common shares, par value 1.92 euro per share of Trader.com N.V. are also taken into account (see Items 2 and 5).

Item 2 - Identity and Background
---------------------------------

     This statement on Schedule 13D is being filed by Compagnie Generale d'Industrie et de Participations ("CGIP"), a societe anonyme organized under the Laws of France with its principal executive offices and principal business address at 89, rue Taitbout, 75009 PARIS, France.

     CGIP holds investments in companies engaged in, among other things, IT services and consulting (Cap Gemini), Automotive equipment (Valeo), certification and quality control (Bureau Veritas), abrasive pellets (Wheelabrator Allevard), medical diagnostics and gene therapy (BioMerieux Alliance) and Energy and Real Estate (Orange Nassau).

     The name, business address, present principal occupation and citizenship of each executive officer and director of CGIP are set forth on Appendix A hereto.

     CGIP holds its Class A shares in Trader.com N.V. through certain subsidiaries which are :

(1) Oranje-Nassau Participaties B.V., a company organized under the Laws of the Netherlands with its principal executive offices and principal business address at Hoogoorddreef 7, BP 22885, 1100 DJ Amsterdam, The Netherlands. Oranje Nassau Participaties B.V. is a wholly-owned subsidiary of Orange Nassau Groep B.V. which is a wholly owned subsidiary of CGIP.

(2) Trief Corporation, a company organized under the Laws of Luxembourg with its principal executive office and principal business address at 15b, boulevard Grande Duchesse Charlotte, L 1331 Luxembourg. CGIP holds 63.83% of Trief Corporation. The remaining 36.17% of Trief Corporation is held by Sofiservice, a societe anonyme organized under the Law of France with its principal executive offices and business address at 89, rue Taitbout, 75009 Paris, France, which is a wholly owned subsidiary of CGIP.

                             (Page 3 of 10 Pages)

       CGIP holds its Class B shares in Trader.com N.V. through certain subsidiaries which are Trief Corporation (see here above mentioned) and:

     Figema, a societe anonyme organized under the Laws of France with its principal executive office and principal business address at 89 rue Taitbout, 75009 Paris. Figema is a wholly owned subsidiary of CGIP.

       Shares of CGIP representing a majority of the voting share capital (67.13%) are held by Marine Wendel, a societe anonyme organized under the Laws of France, which has its principal executive office and principal business address at 89, rue Taitbout, 75009 Paris, France. Marine Wendel also holds investments in companies engaged in, among other things, the treatment of allergies using immunotherapy (Stallergenes) and an airline company (AOM). The name, business address, present principal occupation and citizenship of each executive officer and director of Marine Wendel are set forth in Appendix B hereto.

       Shares of Marine Wendel representing a majority of voting share capital (68.65%) are held by Wendel Participations, a societe en nom collectif organized under the Laws of France, which has its principal executive offices and principal business address at 89, rue Taitbout, 75009 Paris, France. Wendel Participations, has as its sole investment, its interest in Marine Wendel. The name, business address, present principal occupation and citizenship of each executive officer and director of Wendel Participations are set forth in Appendix C hereto.

       Shares of Wendel Participations representing a majority of the voting share capital (62.37%) are held by Societe de Gerance de Valeurs Mobilieres, a societe anonyme organized under the Laws of France, which has its principal executive offices and principal business address at 89, rue Taitbout, 75009 Paris, France. Societe de Gerance de Valeurs Mobilieres also holds an investment and services company. No person or group of persons owns or controls a majority of the voting share capital of Societe de Gerance de Valeurs Mobilieres. The name, business address, present principal occupations of executive officers and directors of Societe de Gerance de Valeurs Mobilieres are set forth in Appendix D hereto.

       During the last five years neither CGIP nor its three corporate parents and to the best knowledge of CGIP, none of the executive officers or directors of CGIP and its three corporate parents have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and amount of funds or other consideration
----------------------------------------------------------

       Working capital.

                             (Page 4 of 10 Pages)

Item 4 - Purpose of transaction
-------------------------------

       CGIP acquired Trader.com N.V. Class A shares as an investment.

       CGIP's investment in Trader.com is subject to the provisions of the Shareholders Agreement, the Articles of Association of Trader.com N.V. and the Registration Rights Agreement, which are attached as exhibits to this Schedule 13D. CGIP may, subject to the Shareholders Agreement, the Articles of Association of Trader.com N.V. and the Registration Rights Agreement as well as applicable securities laws, market conditions and its assessment of the business prospects of Trader.com N.V., acquire additional shares of Trader.com N.V. from time to time through open market purchases or otherwise, as it determines in its sole discretion.

       CGIP has not determined whether it will acquire additional shares or fixed any number of shares of Trader.com N.V. it might seek to acquire or any amount of money it may be willing to invest in Trader.com N.V.

       CGIP is continuously evaluating the business and business prospects of Trader.com N.V, and its present and future interests in, and intentions in respect to Trader.com N.V., and at any time may decide to dispose of any or all of the shares of Trader.com N.V. currently owned by it.

       Other than as discussed above, CGIP currently has no plans to effect:

       a) any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving Trader.com N.V. or any of its subsidiaries;

       b) a sale or transfer of a material amount of assets of Trader.com N.V. or any of its subsidiaries;

       c) any change in the present Supervisory Board or Management Board of Trader.com N.V, including any plans or proposals to change the number or term of members of the Supervisory Board or Management Board or the filling of any vacancies on the Boards;

       d) any material change in the present capitalization or dividend policy of Trader.com N.V;

       e) any other material change in Trader.com N.V's business or corporate structure;

       f) any changes in Trader.com N.V's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Trader.com by any person;

       g) the delisting of any class of securities of Trader.com N.V. from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                             (Page 5 of 10 Pages)

       h) any class of equity securities of Trader.com N.V. becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

       i)  any action similar to any of those enumerated above.

       CGIP intends to re-evaluate continuously its investment in Trader.com N.V. and may, based on such re-evaluation, determine at a future date to change its current position in respect to any action enumerated above.

Item 5 - Interest in Securities of the Issuer
---------------------------------------------

     a) Oranje-Nassau Participaties B.V. owns 8 043 559 Class A shares of Trader.com N.V. representing 8.83 % of the share capital and 1.22 % of the voting capital.

         Trief Corporation, owns 4,250,625 Class A shares of Trader.com N.V. representing 4.66% of the share capital and 0.64% of the voting capital. Trief Corporation, owns 3,037,881 Class B shares of Trader.com N.V. representing 3.33% of the share capital and 5.53% of the voting capital.

         Figema, a wholly owned subsidiary of CGIP, owns 12,000,000 Class B shares of Trader.com N.V. representing 13.17% of the share capital and 21.86% of the voting capital.

     b) CGIP, Marine Wendel, Wendel Participations and Societe de Gerance de Valeurs Mobilieres may be deemed to share the voting and dispositive power of the 27,332,065 shares of Trader.com N.V. by virtue of Marine Wendel's 67.13% voting ownership interest in CGIP, Wendel Participations's 68.65% voting ownership interest in Marine Wendel and Societe de Gerance de Valeurs Mobilieres's 62.37% voting ownership interest in Wendel Participations.

     c) CGIP, Marine Wendel, Wendel Participations and Societe de Gerance de Valeurs Mobilieres, have not, and to the best knowledge of CGIP, no director or executive officer of CGIP, Marine Wendel, Wendel Participations, Wendel Participations or Societe de Gerance de Valeurs Mobilieres, has effected any transaction in shares of Trader.com N.V. during the period extending from the date 60 days prior to the date hereof.

     d) to the best knowledge of CGIP, no other person has the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of the Trader.com N.V. stock owned by CGIP.

     e)   not applicable

                             (Page 6 of 10 Pages)

Item 6 - Contracts, Arrangements, Understandings or Relationships with respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Trader.com N.V. and CGIP have entered into the following:

Shareholders Agreement

         On February 18, 2000, CGIP and Trader.com N.V. entered into a shareholders agreement which was amended and restated in its entirety as of March 16, 2000, with the holders of all of Trader.com N.V's Class B common shares relating to the election of supervisory directors, the transferability of the class B common shares and other matters.

         Under the shareholders agreement, the holders of Class B common shares have agreed that if either holders of Class B common shares affiliated with Mrs. Blouin MacBain, Mr. MacBain and Mr. Teysonniere or holders of Class B common shares affiliated with CGIP hold a majority of the Class B common shares, then the holders of Class B common shares will vote all of their Class B common shares and otherwise use their best efforts:

-  to cause Trader.com N.V's supervisory board to have 11 members,
- to cause six members of the supervisory board to be comprised of individuals designated by the holders of the majority of the Class B common shares,
- to cause three members of the supervisory board to be comprised of individuals designated by the holders of a minority of the Class B common shares,
- to cause a majority of the members of the management board to be comprised of individuals designated by holders of a majority of the Class B common shares,
- to establish a review committee to examine, on behalf of the supervisory board, matters submitted to the supervisory board by the management board and to cause this committee to be comprised of the three members of the supervisory board designated by the holder of a minority of the Class B common shares and of the two other members of the supervisory board not designated by the holders of the majority of the Class B common shares,
- to cause the audit committee to include at least one member of the supervisory board designated by the holder of a minority of the Class B common shares, and
- to vote all of their Class B common shares at any general meeting of shareholders in favor of all matters submitted by the management board if approved by the supervisory board.

                             (Page 7 of 10 Pages)

       The Shareholders Agreement restricts the transfer of Class B common shares as follows:

        - any holder of Class B common shares may at any time convert any of its Class B Common shares into one Class A common share and eleven Class C shares for each Class B common shares converted.
        - any transfer of Class B common shares will automatically result in the conversion of those shares into one Class A common share and eleven Class C shares for each Class B common shares so transferred, except in the following cases:

           - transfers by CGIP and its subsidiaries to CGIP and its subsidiaries,
           - transfers by Floscule to the MacBains, Mr. Teyssonniere, family members of the MacBains and Mr. Teyssonniere, or entities owned or for the benefit of these individuals, and
           - transfers by CGIP and its permitted transferees to Floscule and its permitted transferees if Floscule and its permitted transferees hold a majority of the Class B common shares and transfers by Floscule and its permitted transferees to CGIP and its permitted transferees if CGIP and its permitted transferees hold a majority of the Class B common shares, or
           - transfers of Class B common shares that (together with any other Class B common shares already owned by the purchaser or being acquired by purchaser (directly or indirectly) at the same time) represent more than 50% of all the votes that may be cast at a general meeting of shareholders to a purchaser who agrees to acquire any and all Class A common shares and Class B common shares at the same time as it acquires the Class B common shares pursuant to an offer made by the purchaser to all of Trader's shareholders and for a price per Class A common share that is equal to the highest price per Class B common share paid by such purchaser for the Class B common shares it is buying.

          The Shareholders Agreement provides that if Mrs Blouin MacBain, Mr. MacBain, or Mr. Teysonniere transfer any interest in Floscule or any other entity owned by Mrs. Blouin MacBain, Mr. MacBain, Mr. Teyssonniere and their families that holds Class B common shares, that entity must convert all Class B common shares into Class A common shares and Class C shares it holds unless:

        -  the purchaser is an unaffiliated third party,
        -  the transfer is of 100% of that entity,
        - the transfer represents the indirect transfer of Class B common shares representing more than 50% of all the votes that may be cast at a general meeting of shareholders, and
        - the purchaser agrees to acquire any and all Class A common shares and Class B common shares at the same time as it acquires the applicable entity pursuant to an offer made by the purchaser to all of Trader.com N.V's shareholders and for a price per Class A common share that is equal to the highest implied price per Class B common shares paid by such purchaser by means of its purchase of the entity owned by Mrs. Blouin MacBain, Mr. MacBain, Mr. Teyssonniere and their families that holds Class B common shares.

                             (Page 8 of 10 Pages)

       Any Class C shares resulting from a conversion of Class B common shares into Class A common shares must be transferred to Trader.com N.V. by the holder for no consideration.

       The shareholders agreement provides that, if the holders of Class B common shares affiliated with Mrs. Blouin MacBain, Mr. MacBain and Mr. Teysonniere hold a majority of the Class B common shares, and if Mrs. Blouin MacBain, Mr. MacBain and Mr. Teysonniere wish to sell all of their Class B common shares to a purchaser, they have the option to require CGIP and its subsidiaries to sell all of their Class B common shares to the same purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B common shares, then they will have this right.

       The shareholders agreement provides that, if the holders of Class B common shares affiliated with Mrs. Blouin MacBain, Mr. MacBain and Mr. Teysonniere hold a majority of the Class B common shares and wish to sell all of their Class B common shares to a purchaser, but the Class B common shares proposed to be sold do not represent more than 50% of all the votes that may be cast at a general meeting of shareholders, then CGIP and its subsidiaries have the right to sell their shares to the purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B common shares, then the holders of Class B common share affiliated with Mrs. Blouin MacBain, Mr. MacBain and Mr. Teyssonniere will have this right.

Registration Rights Agreement

       On February 18, 2000, CGIP and Trader.com N.V. entered into a registration rights providing shareholders who are affiliated with CGIP and the MacBains with the right in some circumstances to cause their shares to be registered for sale under the Securities Act of 1933.

       Beginning 180 days following the closing of the offering, the shareholders affiliated with CGIP, acting together, and Floscule may each demand that Trader.com N.V. file one registration statement under the Securities Act that registers Class A common shares. Trader.com N.V. would only be obligated to register shares if the aggregate gross proceeds of the public offering were at least 47.0 million ($50 million).

       If, at any time after the offering, Trader.com N.V. proposes to register any of its securities under the Securities Act, either for its own account or for the account of any of its security holders, the shareholders affiliated with CGIP, acting together, and Floscule are each entitled to notice of this registration and to include their Class A common shares in this registration. In the event of a registration pursuant to an underwritten public offering of its common shares, however, the underwriters will have the right, subject to specified conditions, to limit the number of shares included in the registration.

       Once Trader.com N.V. has qualified to use a registration statement on Form F-3 to register securities under the Securities Act, the shareholders affiliated with CGIP, acting together, and Floscule have to right to request that Trader.com N.V. file a registration statement on Form F-3 or any successor thereto for a public offering of all or any portion of their Class A common shares, as long as the reasonably anticipated aggregate price to the public of the offering would not be less than 9.4 million ($10 million).

                             (Page 9 of 10 Pages)

       In general, Trader.com N.V. will bear all fees, costs and expenses of registrations (other than applicable underwriting discounts and selling commissions). In addition, Trader.com N.V. has agreed to indemnify the shareholders affiliated with CGIP and Floscule against, and provide contribution with respect to, liabilities relating to any registration.

Item 7 - Material to be filed as Exhibits
-----------------------------------------

Description                                     Exhibit

Form of Shareholders Agreement                          A

Form of Registration Rights Agreement                   B

Form of Articles of Association of Trader.com N.V.      C


                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2000


                            Compagnie Generale d'Industrie et de Participations By : /s/ Jean-Marc Janodet
                                 Jean-Marc JANODET
                                 Member of the Executive Committee

                                 /s/ Michel Renault
                                 Michel RENAULT
                                 Member of the Executive Committee

                            acting as representatives of the Chairman and CEO

                             (Page 10 of 10 Pages)

                                  APPENDIX A


                        Executive Officers and Directors
                       of COMPAGNIE GENERALE D'INDUSTRIE
                              ET DE PARTICIPATIONS




The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of COMPAGNIE GENERALE D'INDUSTRIE ET DE PARTICIPATIONS and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                        b) Present Principal
 a) Name and Business Address            Business Activity,                   c) Citizenship
                                      Occupation or Employment

Ernest-Antoine SEILLIERE                 (Chairman and CEO)                       French
                                 Chairman and CEO of Marine Wendel

Jean-Marc JANODET                       (Executive Officer:                       French
                                      Chief Financial Officer)

Didier CHERPITEL                             (Director)                           French
International Federation of           Secretary General of the
 Red Cross and Red Crescent       International Federation of Red
 Societies                        Cross and Red Crescent Societies
17 Chemin des Crets
CH - 1209 Petit - Saconnex

Arnaud FAYET                      (Executive Officer in charge of                 French
                                       Industry and Services)

Michel RENAULT                          (Executive Offices:                       French
                                          General Counsel)

Hubert LECLERC de                            (Director)                           French
HAUTECLOCQUE                            Managing Director of
                                       Wendel Participations

Alain MERIEUX                                (Director)                           French
Fondation MERIEUX                 Chairman and CEO of Bio-Merieux
17, rue Bourgelet
69002 LYON, France

Didier PINEAU VALENCIENNE                    (Director)                           French
Groupe SCHNEIDER
64, rue de Miromesnil
75008 PARIS, France

Guy de WOUTERS                               (Director)                           Belgian
                                     Director of Marine Wendel

Louis-Amedee de MOUSTIER                     (Director)                           French
(representative of SOCIETE DE       Managing Director of Wendel
GERANCE DE VALEURS                         Participations
MOBILIERES)                             Chairman and CEO of
                                   Societe de Gerance de Valeurs
                                             Mobilieres

                                  APPENDIX B

                        Executive Officers and Directors
                                of MARINE WENDEL




The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of MARINE WENDEL and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                        b) Present Principal
 a) Name and Business Address            Business Activity,                   c) Citizenship
                                      Occupation or Employment

Ernest-Antoine SEILLIERE                 (Chairman and CEO)                       French
                                      Chairman and CEO of CGIP


Paul LACOUR                             (Executive Officer:                       French
                                         General Secretary)


Jean-Marc JANODET                            (Director)                           French
                                     Executive Officer of CGIP


Henri de MITRY                               (Director)                           French
                                        Chairman and CEO of
                                         Financiere Franco-
                                            Neerlandaise


Louis-Amedee de MOUSTIER                     (Director)                           French
                                        Managing Director of
                                       Wendel Participations
                                          Director of CGIP
                                    Chairman and CEO of Societe
                                  De Gerance de Valeurs Mobilieres


Francois PERIGOT                             (Director)                           French


Guy de WOUTERS                               (Director)                           Belgian
                                          Director of CGIP


Hubert LECLERC de                            (Director)                           French
HAUTECLOCQUE                            Managing Director of
(representative of SOCIETE             Wendel Participations
LORRAINE DE PARTICIPA-
TIONS SIDERURGIQUES)

Bruno ROGER                                  (Director)                           French
(representative of TRIEF)                    Partner of
LAZARD Freres  & Cie                    Lazard Freres et Cie
121 Boulevard Haussmann
75382 PARIS CEDEX 8

                                  APPENDIX C


                        Executive Officers and Directors
                            of WENDEL-PARTICIPATIONS




The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of WENDEL-PARTICIPATIONS and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                        b) Present Principal
 a) Name and Business Address            Business Activity,                   c) Citizenship
                                      Occupation or Employment

Louis-Amedee de MOUSTIER                 (Managing Director)                      French
(representative of SOCIETE DE
GERANCE ET DE VALEURS
MOBILIERES)

Hubert LECLERC de                        (Managing Director)                      French
HAUTECLOCQUE
(representative of SOCIETE
LORRAINE DE PARTICIPA-
TIONS SIDERURGIQUES)

                                  APPENDIX D


                        Executive Officers and Directors
                                       of
                    SOCIETE DE GERANCE DE VALEURS MOBILIERES



The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of SOCIETE DE GERANCE DE VALEURS MOBILIERES and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                        b) Present Principal
 a) Name and Business Address            Business Activity,                   c) Citizenship
                                      Occupation or Employment

Louis-Amedee de MOUSTIER                 (Chairman and CEO)                       French
                                        Managing Director of
                                       WENDEL - PARTICIPATIONS
                                      Director of Marine-Wendel
                                          Director of CGIP                        French

Pierre CELIER                                (Director)                           French

Armand VASSELOT de REGNE                     (Director)                           French

Humbert de WENDEL                            (Director)
                                     Executive Manager at Total                   French

Claude GUILLET de CHATELLUS                  (Director)
                                      Executive Manager at CCF                    French

Henri de MITRY                               (Director)
                                         Chairman and CEO of
                                         Financiere Franco-
                                            Neerlandaise                          French

Guy de PENNART                               (Director)                           French

Christian van ZELLER                         (Director)
D'OOSTHOVE                                                                        French

Josselin de ROHAN                            (Director)                           French

Philippe de CABROL                           (Director)
                                      Chairman and CEO of AGIR